The 2.0 Collective Inc

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-151,697.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated depreciation	35.89
Brex Card Account - Cash	0.00
Direct Deposit Payable	-1,500.00
Payroll Liabilities:Federal Taxes (941/943/944)	1,325.75
Payroll Liabilities:Federal Unemployment (940)	69.90
Payroll Liabilities:TX Unemployment Tax	301.00
Payroll wages and tax to pay:Wages to pay	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**232.54**
Net cash provided by operating activities	**$ -151,465.20**
INVESTING ACTIVITIES	
Furniture & fixtures	-1,885.00
Net cash provided by investing activities	**$ -1,885.00**
FINANCING ACTIVITIES	
Opening balance equity	181,149.00
Owner's Equity	-4,211.41
Net cash provided by financing activities	**$176,937.59**
NET CASH INCREASE FOR PERIOD	**$23,587.39**
Cash at beginning of period	1,664.54
CASH AT END OF PERIOD	**$25,251.93**